Exhibit 99.3

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	June 30,	December 31,
	2013	2012
ASSETS
Cash and cash equivalents (Note 4)	$758.2	$631.7
Short-term investments (Note 5)	38.8	148.2
Receivables (Note 6)	63.9	83.4
Prepaid expenses and other	18.5	15.9
Current assets	879.4	879.2

Royalty, stream and working interests, net	2,168.7	2,223.6
Investments (Note 5)	68.4	108.4
Deferred income tax assets	9.4	8.7
Other	26.7	24.0
Total assets	$3,152.6	$3,243.9

LIABILITIES
Accounts payable and accrued liabilities (Note 10(b))	$40.6	$44.0
Current income tax liabilities	3.0	12.8
Current liabilities	43.6	56.8

Deferred income tax liabilities	38.8	38.0
Total liabilities	82.4	94.8

SHAREHOLDERS’ EQUITY (Note 10)
Common shares	3,122.2	3,116.7
Contributed surplus	47.9	47.2
Deficit	(115.0)	(120.6)
Accumulated other comprehensive income	15.1	105.8
Total shareholders’ equity	3,070.2	3,149.1

Total liabilities and shareholders’ equity	$3,152.6	$3,243.9

The accompanying notes are an integral part of these interim consolidated financial statements.

The GOLD Investment that WORKS

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Revenue (Note 6)	$93.3	$102.7	$202.1	$207.7
Costs of sales (Note 7)	13.9	15.6	29.0	31.2
Depletion and depreciation	28.2	31.0	62.6	62.7
Corporate administration (Note 8 & 10(c))	3.6	3.8	7.3	7.4
Business development	0.6	0.8	1.5	1.2
Impairment of investments (Note 5)	4.5	—	5.9	—
	50.8	51.2	106.3	102.5

Operating income	42.5	51.5	95.8	105.2

Foreign exchange gains/(losses) and other income/(expenses)	(9.3)	(2.6)	(14.0)	1.3
Income before finance items and income taxes	33.2	48.9	81.8	106.5

Finance items
Finance income	0.8	2.5	1.7	4.7
Finance expenses	(0.4)	(0.2)	(1.1)	(0.6)
Net income before income taxes	$33.6	$51.2	$82.4	$110.6

Income tax expense (Note 9)	12.0	14.3	25.4	26.9

Net income	$21.6	$36.9	$57.0	$83.7

Other comprehensive loss:
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in market value of available-for-sale investments, net of income tax of $1.9 and $2.7 (Note 5)	(11.8)	(4.8)	(17.3)	1.2
Currency translation adjustment	(49.2)	(25.2)	(73.4)	(7.2)
Other comprehensive loss	(61.0)	(30.0)	(90.7)	(6.0)

Total comprehensive income (loss)	$(39.4)	$6.9	$(33.7)	$77.7

Basic earnings per share (Note 11)	$0.15	$0.26	$0.39	$0.59
Diluted earnings per share (Note 11)	$0.15	$0.25	$0.39	$0.58

The accompanying notes are an integral part of these interim consolidated financial statements.

2013 Q2 REPORT Franco-Nevada Corporation

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the six months ended
	June 30,
	2013	2012
Cash flows from operating activities
Net income	$57.0	$83.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	62.6	62.7
Impairment of investments (Note 5)	5.9	—
Other non-cash items	0.5	0.1
Deferred income tax expense (Note 9)	3.2	5.7
Share-based payments (Note 10(c))	2.3	1.7
Unrealized foreign exchange loss	2.9	0.5
Mark-to-market on warrants	9.1	(2.6)
Changes in non-cash assets and liabilities:
Decrease in receivables	19.5	6.3
Increase in prepaid expenses and other	(5.2)	(12.5)
Increase/(decrease) in accounts payable and accrued liabilities	(12.8)	4.5
Net cash provided by operating activities	145.0	150.1

Cash flows from investing activities
Proceeds on sale of short-term investments	163.1	156.0
Purchase of short-term investments	(56.4)	(167.1)
Acquisition of interest in oil & gas properties	—	(2.0)
Acquisition of working interest in oil & gas properties	(0.8)	(43.9)
Acquisition of interests in mineral properties	(61.8)	(40.0)
Purchase of investments	(0.3)	(18.6)
Return of capital on investments	1.8	—
Purchase of property and equipment	(0.9)	—
Purchase of oil & gas well equipment	(3.8)	(13.0)
Net cash provided by (used in) investing activities	40.9	(128.6)

Cash flows from financing activities
Payment of dividends	(52.3)	(34.1)
Credit facility amendment costs	(1.5)
Proceeds from exercise of warrants	—	179.3
Proceeds from exercise of stock options	4.0	1.2
Net cash provided by (used in) financing activities	(49.8)	146.4
Effect of exchange rate changes on cash and cash equivalents	(9.6)	(1.0)
Net increase in cash and cash equivalents	126.5	166.9
Cash and cash equivalents at beginning of period	631.7	794.1
Cash and cash equivalents at end of period	$758.2	$961.0

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$0.6	$0.5
Income taxes paid during the period	$35.5	$22.8

The accompanying notes are an integral part of these interim consolidated financial statements.

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited, in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive		Total
	(Note 10)	Surplus	income	Deficit	Equity
Balance at January 1, 2013	3,116.7	47.2	105.8	(120.6)	3,149.1
Net Income	—	—	—	57.0	57.0
Other comprehensive loss	—	—	(90.7)	—	(90.7)
Total comprehensive loss	—	—	—	—	(33.7)
Exercise of stock options	5.2	(1.2)	—	—	4.0
Share-based payments	—	2.3	—	—	2.3
Vesting of restricted share units	0.3	(0.3)	—	—	—
Adjustment to finance costs	—	(0.1)	—	—	(0.1)
Dividends declared	—	—	—	(51.4)	(51.4)
Balance at June 30, 2013	3,122.2	47.9	15.1	(115.0)	3,070.2

Balance at January 1, 2012	2,803.6	99.5	66.6	(135.5)	2,834.2
Net income	—	—	—	83.7	83.7
Other comprehensive loss	—	—	(6.0)	—	(6.0)
Total comprehensive income	—	—	—	—	77.7
Exercise of stock options	1.7	(0.5)	—	—	1.2
Share-based payments	—	1.7	—	—	1.7
Exercise of warrants	201.5	(22.2)	—	—	179.3
Vesting of restricted share units	0.3	(0.3)	—	—	—
Adjustment to finance costs	0.1	—	—	—	0.1
Dividends declared	—	—	—	(38.5)	(38.5)
Balance at June 30, 2012	3,007.2	78.2	60.6	(90.3)	3,055.7

The accompanying notes are an integral part of these interim consolidated financial statements.

Franco-Nevada Corporation

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 and 2012

(Unaudited, presented in millions of U.S. dollars, except share amounts)

Note 1 - Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada and Mexico. The portfolio includes over 340 royalties and streams covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 - Significant Accounting Policies

(a)         Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”. These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2012 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual financial statements for the year ended December 31, 2012, except for the adoption of new accounting standards as described in Note 2(b). These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 6, 2013.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. The results of operations for the three and six months ended June 30, 2013 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the interim consolidated financial statements. Taxes on income in the interim period has been accrued using the tax rates that would be applicable to expected total annual income.

(b)         Changes in accounting policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IAS 1, Presentation of Financial Statements

IAS 1 was amended to change the disclosure of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future.

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statement and SIC 12 Consolidation - Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. We conducted our review of all our wholly-owned entities and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of our subsidiaries.

IFRS 11, Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31 Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. We conducted a review of our working interests and determined that the adoption of IFRS 11 did not result in any change in the accounting treatment of these working interests.

IFRS 12, Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements, and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). We adopted IFRS 12 effective January 1, 2013. The adoption of IFRS 12 will result in incremental disclosures in our annual consolidated financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as single source guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. Enhanced disclosures about fair value are required to enable financial statement users to understand how the fair values were derived. We adopted IFRS 13 on a prospective basis. We have added additional disclosures on fair value measurement in Note 11 - Fair value measurement.

Note 3 - Acquisitions

(a)         Sissingue Royalty

On May 29, 2013, the Company acquired a 0.5% net smelter return (“NSR”) on certain tenements that comprise the Sissingue gold project, located in Cote d’Ivoire and operated by Perseus Mining Limited, for Australian $2.0 million in cash.

(b)         Brucejack Royalty

On May 13, 2013, the Company acquired an existing 1.2% NSR on Pretium Resources Inc.’s Brucejack gold project located in British Columbia for $45.0 million in cash. The NSR becomes payable following the production of approximately 0.5 million ounces of gold and 17.9 million ounces of silver from the project.

(c)          Golden Meadows Royalty

On May 9, 2013, the Company acquired a new 1.7% NSR on Midas Gold Corp.’s (“Midas”) Golden Meadows gold project located in Idaho for $15.0 million in cash subject to an option by Midas to re-acquire one-third of the royalty for $9.0 million. Under the terms of the acquisition, Franco-Nevada also subscribed for 2,000,000 Midas warrants which are exerciseable into Midas common shares with each warrant having an exercise price of C$1.23 and a ten-year term. The warrants have a forced conversion provision whereby should the volume weighted average trading price of Midas’ common shares be equal to or greater than C$3.23 per share for a 30-day period, Midas may force the holder to exercise the warrants.

Note 4 - Cash and Cash Equivalents

As at June 30, 2013, cash and cash equivalents were primarily held in Canadian and U.S. denominated treasury bills, interest bearing cash deposits and highly-liquid corporate bonds.

	At June 30,	At December 31,
(expressed in millions)	2013	2012
Cash deposits	$124.4	$95.7
Term deposits	398.6	331.5
Treasury bills	125.7	111.8
Canadian federal and provincial government bonds	40.4	44.7
Corporate bonds	69.1	48.0
	$758.2	$631.7

Note 5 - Investments

	At June 30,	At December 31,
(expressed in millions)	2013	2012
Short-term investments:
Canadian dollar denominated treasury bills	$29.1	$29.8
Term deposits	9.7	99.7
Government bonds	—	6.0
Corporate bonds	—	12.7
Total short-term investments	$38.8	$148.2
Non-current investments:
Equity investments	$60.5	$91.5
Convertible debentures	3.3	3.5
Warrants	4.6	13.4
Total investments	$68.4	$108.4

Short-term investments

These investments have been designated as available-for-sale and, as a result, have been recorded at fair value.

Non-current investments

These investments comprise equity interests in various public and non-public entities which the Company acquired through the open market, as part of its initial public offering or through certain transactions, warrants in various publicly-listed companies and convertible debentures. Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value, other than one equity investment, a non-public entity, which is recorded at cost as no reliable estimate of fair value can be determined.

As at June 30, 2013, the market value of certain of these investments decreased compared to their values at March 31, 2013 and the Company recorded a net unrealized loss of $11.8 million (2012 - loss of $4.8 million), net of an income tax recovery of $1.9 million, (2012 - income tax recovery of $0.5 million) in other comprehensive loss for the three months ended June 30, 2013.

As at June 30, 2013, the market value of certain of these investments decreased compared to their values at December 31, 2012 and the Company recorded a net unrealized loss of $17.3 million (2012 - gain of $1.2 million), net of an income tax recovery of $2.7 million, (2012 - income tax expense of $0.3 million) in other comprehensive loss for the six months ended June 30, 2013.

During the three and six months ended June 30, 2013, the fair value of certain of its investments which had been impaired at December 31, 2012, continued to decline in value and resulted in write-downs of $4.5 million (2012 - nil) and $5.9 million (2012 - nil), respectively being included in net income.

Note 6 - Revenue

Revenue is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
(expressed in millions)	2013	2012	2013	2012
Mineral royalties	$39.2	$46.0	$88.7	$86.1
Mineral streams	35.9	47.7	81.3	102.0
Oil &gas interests	18.2	9.0	32.1	19.5
Dividends	—	—	—	0.1
Total	$93.3	$102.7	$202.1	$207.7

Included in receivables is $12.8 million (December 31, 2012 - $19.7 million) subject to provisional price adjustments which are marked-to-market at each reporting period with the change being recorded in revenue in the period. These contracts relate to gold and platinum group metal sales which are provisionally priced and settle at a future date.

Note 7 - Costs of sales

Costs of sales comprise:

	Three months ended June 30,		Six months ended June 30,
(expressed in millions)	2013	2012	2013	2012
Cost of stream sales	$11.5	$12.1	$23.0	$24.7
Production taxes	1.0	3.1	2.3	5.1
Oil & gas operating costs	1.4	0.4	3.7	1.4
Total	$13.9	$15.6	$29.0	$31.2

Note 8 - Related Party Disclosures

Key management personnel include the Board of Directors and executive management team. Compensation for key management personnel of the Company was as follows:

	Three months ended June 30,		Six months ended June 30,
(expressed in millions)	2013	2012	2013	2012
Short-term benefits(1)	$0.8	$0.7	$1.6	$1.3
Share-based payments(2)	0.5	0.6	1.0	1.3
Total	$1.3	$1.3	$2.6	$2.6

(1) Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.

(2) Represents the expense of stock options and RSUs earned during the period.

Note 9 - Income taxes

	Three months ended June 30,		Six months ended June 30,
(expressed in millions)	2013	2012	2013	2012
Current income tax expense	$9.0	$9.9	$22.2	$21.2
Deferred income tax expense	3.0	4.4	3.2	5.7
Total	$12.0	$14.3	$25.4	$26.9

A reconciliation of the provision for income tax taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statements of income and comprehensive income for the three and six months ended June 30, 2013 and 2012, are as follows:

	Three months ended June 30,		Six months ended June 30,
(expressed in millions)	2013	2012	2013	2012
Net income before income taxes	$33.7	$51.2	$82.4	$110.6
Statutory tax rate	24.38%	24.40%	24.38%	24.40%
Tax expense at statutory rate	8.2	12.5	20.1	27.0
Reconciling items:
Recognition of previously unrecognized tax benefit	—	—	—	(0.8)
Income/expenses not taxed/deductible	1.4	0.4	2.4	(0.3)
Differences in foreign statutory tax rates	1.3	2.5	3.6	4.5
Differences due to changing future tax rates	—	0.9	(0.1)	0.7
Foreign withholding tax	0.2	(3.5)	0.6	(2.9)
Temporary differences subject to initial recognition exemption	0.1	0.1	0.2	0.5
Indexation of mineral properties in foreign jurisdiction	(0.2)	0.2	(1.4)	(1.2)
Unrealized foreign exchange on translation	0.9	1.3	0.1	(0.5)
Other	0.1	(0.1)	(0.1)	(0.1)
Income tax expense	$12.0	$14.3	$25.4	$26.9

Note 10 - Shareholders’ equity

a)             Common Shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 146,863,818 common shares) having no par value and preferred shares issuable in series (issued nil).

During the three and six months ended June 30, 2013, the Company issued 113,508 common shares (2012 - 9,271) and 133,508 common shares (2012 - 5,611,009), respectively, upon the exercise of stock options and the vesting of restricted share units for cash proceeds of $3.8 million (2012 - Nil) and $4.0 million (2012 - $180.5 million), respectively.

b)             Dividends

During the three months ended June 30, 2013 and 2012, the Company declared dividends in the amount of $26.0 million, or $0.18 per share, and $21.2 million, or $0.15 per share, respectively. The Company paid dividends in the amount of $26.2 million, or $0.18 per share, and $17.1 million, or $0.12 per share, in the three months ended June 30, 2013 and 2012, respectively.

During the six months ended June 30, 2013 and 2012, the Company declared dividends in the amount of $52.0 million, or $0.36 per share, and $38.7 million, or $0.27 per share, respectively. The Company paid dividends in the amount of $52.3 million, or $0.36 per share, and $34.1 million, or $0.24 per share, in the six months ended June 30, 2013 and 2012, respectively.

At June 30, 2013, included in accounts payable is an amount of $26.0 million related to declared dividends (December 31, 2012 - $26.4 million).

c)              Stock-based payments

During the three and six months ended June 30, 2013, no stock options were granted (2012 - Nil for three months ended June 30, 2012 and 25,000 for six months ended June 30, 2012).

During the three months ended June 30, 2013, an expense of $0.7 million (2012 - $0.4 million) related to stock options has been included in the consolidated statement of income and comprehensive income (loss). For the six months ended June 30, 2013, an expense of $1.4 million (2012 - $0.9 million) related to stock options has been included in the consolidated statement of income and comprehensive income (loss). In addition, included in share-based compensation expense for the three and six months ended June 30, 2013 were amounts of $0.4 million (2012 - $0.4 million) and $0.9 million (2012 - $0.8 million), respectively, related to restricted share units.

Note 11 - Earnings per Share (“EPS”)

	For the three months ended June 30, 2013
	Net Income	Shares	Per Share
(expressed in millions, except per share amounts)	(Numerator)	(Denominator)	Amount
Basic EPS	21.6	146.8	$0.15
Effect of dilutive securities	—	1.0	—
Diluted EPS	21.6	147.8	$0.15

	For the three months ended June 30, 2012
	Net Income	Shares	Per Share
(expressed in millions, except per share amounts)	(Numerator)	(Denominator)	Amount
Basic EPS	36.9	144.0	$0.26
Effect of dilutive securities	—	2.0	(0.01)
Diluted EPS	36.9	146.0	$0.25

As at June 30, 2013, 338,396 outstanding stock options (2012 - Nil), 10,556,369 share purchase warrants (2012 -10,556,369) and 65,351 restricted share units (2012 - 92,138) were not included in the computation of diluted EPS due to the exercise prices of the stock options and share purchase warrants being greater than the weighted average price of the common shares for the three months ended June 30, 2013 and due to the performance criteria for the vesting of the RSUs having not been measurable prior to June 30, 2013.

	For the six months ended June 30, 2013
	Net Income	Shares	Per Share
(expressed in millions, except per share amounts)	(Numerator)	(Denominator)	Amount
Basic EPS	57.0	146.8	$0.39
Effect of dilutive securities	—	1.1	—
Diluted EPS	57.0	147.9	$0.39

	For the six months ended June 30, 2012
	Net Income	Shares	Per Share
(expressed in millions, except per share amounts)	(Numerator)	(Denominator)	Amount
Basic EPS	83.7	141.9	$0.59
Effect of dilutive securities	—	2.0	(0.01)
Diluted EPS	83.7	143.9	$0.58

As at June 30, 2013, 273,396 outstanding stock options (2012 - Nil), 10,556,369 share purchase warrants (2012 - 10,556,369) and 65,351 restricted share units (2012 - 92,138) were not included in the computation of diluted EPS due to the exercise prices of the stock options and share purchase warrants being greater than the weighted average price of the common shares for the six months ended June 30, 2013 and due to the performance criteria for the vesting of the RSUs having not been measurable prior to June 30, 2013.

Note 12 - Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value on a recurring basis include:

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
As at June 30, 2013	Assets	Inputs	Inputs	Aggregate
(expressed in millions)	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$758.2	$—	$—	$758.2
Short-term investments	38.8	—	—	38.8
Investments(1)	39.0	—	—	39.0
	$836.0	$—	$—	$836.0

(1)         Investments exclude $29.4 million of investments which are recorded at cost.

Fair Value of Financial Instruments

	As at June 30, 2013		As at Dec. 31, 2012
	Carrying	Estimated	Carrying	Estimated
(expressed in millions)	amount	fair value	amount	fair value
Financial assets
Cash and cash equivalents(1)	$758.2	$758.2	$631.7	$631.7
Short-term investments(1)	38.8	38.8	148.2	148.2
Receivables(1)	63.9	63.9	83.4	83.4
Investments(2)	39.0	39.0	73.9	73.9
	$899.9	$899.9	$937.2	$937.2
Financial liabilities
Accounts payable and accrued liabilities(1)	$40.6	$40.6	$44.0	$44.0
	$40.6	$40.6	$44.0	$44.0

(1)         Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

(2)         Investments exclude $29.4 million (Dec. 31, 2012 - $34.5 million) of investments which are recorded at cost. Investments that have a quoted market price are carried at fair value.

We have not offset financial assets with financial liabilities.

The valuation techniques that are used to measure fair value are as follows:

a)             Cash and cash equivalents

The fair value of cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of Canadian and U.S. denominated treasury bills, interest-bearing cash deposits, and highly-liquid government and corporate bonds.

b)             Short-term investments

The fair value of government and corporate bonds and treasury bills is determined based on quoted market prices in active markets and is classified within Level 1 of the fair value hierarchy.

c)              Investments

The fair value of investments is determined based on a market approach reflecting the closing price of each particular security at the statement of financial position date. The closing prices are a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

Note 13 - Subsequent events

On July 8, 2013, share purchase warrants to acquire 4,045,600 common shares of the Company expired unexercised.

CORPORATE INFORMATION

Directors	Head Office	Share Capital

Pierre Lassonde,	199 Bay Street, Suite 2000	As at August 6, 2013
Chairman	P.O. Box 285
	Commerce Court Postal Station	Common shares outstanding	146,888,818
David Harquail,	Toronto, Canada M5L 1G9	Reserved for:
President & CEO		2014 Warrants:	136,150
	Tel: (416) 306-6300	2017 Warrants:	8,510,769
Derek Evans	Fax: (416) 306-6330	Options & other:	2,151,052
		Fully diluted:	157,686,789
Graham Farquharson	U.S. Office
Investor Information
Louis Gignac	1745 Shea Center Drive,
	Suite 400	Stefan Axell, Manager,
Randall Oliphant	Highlands Ranch, Colorado	Investor Relations
	USA 80129	info@franco-nevada.com
Hon. David R. Peterson
	Tel: (720) 344-4986	www.franco-nevada.com
Executive Management
	Australia Office	Tel:	(416) 306-6328
David Harquail		Toll Free:	(877) 401-3833
President & CEO	44 Kings Park Road, Suite 41
	West Perth, WA 6005	Transfer Agent
Sandip Rana
Chief Financial Officer	Tel: 61-8-6263-4425	Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Paul Brink	Barbados Office	Toronto, Canada M5J 2Y1
Senior Vice President,		Toll Free:	(800) 564-6253
Business Development	Franco-Nevada (Barbados)	Tel:	(514) 982-7555
	Corporation	service@computershare.com
Geoff Waterman	Balmoral Hall, Balmoral Gap,
Chief Operating Officer	Hastings, Christ Church,	Auditors
BB14033
Lloyd Hong		PricewaterhouseCoopers LLP
Chief Legal Officer &	Listings	Toronto, Canada
Corporate Secretary
Toronto Stock Exchange
Common shares: FNV

2017 Warrants: FNV.WT.A
1 warrant + C$75.00
= 1 common share
Expiry: June 16, 2017

New York Stock Exchange
Common shares: FNV

www.franco-nevada.com